George Risk Industries, Inc.
Conflict Minerals Report

For the reporting period from
January 1, 2015 to December 1, 2015

Introduction
------------

 This is the Conflict Minerals Report for George Risk Industries, Inc. ("GRI", "we" or "our"), filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Rule"), for the reporting period from January 1, 2015 to December 31, 2015.  The Rule was adopted by the SEC to implement reporting and disclosure requirements related to Conflict Minerals (as defined below), as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act").  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products.  "Conflict Minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold ("3TG") for the purposes of this assessment.

 If a registrant can establish that the Conflict Minerals in its products originated from sources other than the Democratic Republic of the Congo ("DRC") or an adjoining country (as defined in the Dodd-Frank Act) (the "Covered Countries"), or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the Conflict Minerals in its products.

 If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one or more of the Covered Countries, or if the registrant is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals' source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Overview
--------

Business

 GRI is an electronics manufacturer.  Our focus is in the security and proximity switch markets.  Primarily, GRI sells to security and fire distributors, but we also provide switches for OEM use.

Description of Products Covered by this Report

 The products that GRI produces include security alarm switches, proximity switches, pool alarms, temperature and humidity sensors, custom computer keyboards, push-button switches, and other electronic products.  Most of the GRI product line has products for which 3TG is necessary for the functionality or production of the product.

Supply Chain

 GRI's supply chain is complex.  There are many third parties between GRI and the original source of the 3TG.  GRI does not purchase 3TG directly from mines, smelters, or refiners.  Many of our electronic parts are purchased through distribution.  As a result, GRI must rely on the information provided by suppliers for the information relating to 3TG.  GRI has taken steps to identify the smelters and refiners of 3TG in our supply chain.

 GRI has adopted a statement relating to Conflict Minerals.  The statement communicates that GRI intends to be free of Conflict Minerals in its supply chain and expects GRI suppliers to treat their supply chain in the same way.

Reasonable Country of Origin Inquiry
------------------------------------

 GRI conducted a Reasonable Country of Origin Inquiry ("RCOI") to determine whether any of the 3TG that is necessary for the functionality or production of its products originated in the Covered Countries or whether any of the 3TG could be from recycled or scrap sources.  The components of the RCOI process included the identification of manufacturers and data collection from those manufacturers.  Based on the RCOI, GRI was unable to determine that its 3TG originated from sources other than the Covered Countries or from recycled and scrap sources.

Due Diligence
-------------

 GRI has adopted the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidelines").

Steps Taken to Identify Risks in the Supply Chain

 GRI performed a process that is based on the steps included in the OECD Guidelines, as follows:

 Step 1 - Establish strong company management systems:  GRI has adopted a statement relating to Conflict Minerals and is in the process of communicating the policy to suppliers and the public.  GRI has structured a team of individuals within the company to support the process of supply chain due diligence.  This includes implementing a system of controls to aid in the transparency over the mineral supply chain.

 Step 2 - Identify and assess risk in the supply chain:  GRI mapped and evaluated its family of products.  GRI is mapping and evaluating the relevant agents and suppliers, as well as the manufacturers that sell to these agents and suppliers.  GRI has determined that the products that may contain 3TG minerals are sourced from approximately 139 manufacturers who are subject to GRI's survey process.

 Step 3 - Design and implement a strategy to respond to identified risks:  From the risks identified above, GRI discussed this assessment and subsequently is in the process of designing and implementing a strategy to respond to such risks.  GRI contacted each manufacturer and requested they complete and supply a Conflict Free Sourcing Initiative Conflict Minerals Template ("CMRT").  If a supplier did not comply with the request, that supplier was contacted several more times requesting the CMRT.

 Step 4 - Carry out independent third-party audit of supply chain due diligence:  GRI does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain.   As an alternative, GRI considers information collected and provided by independent third-party audit programs, such as the Conflict-Free Smelter Program developed by the Conflict-Free Smelter Initiative (the "CFSP").

 Step 5 - Report on supply chain due diligence:  GRI expects to report annually, as required by the Rule, and has posted this Report on its website.

Results for the 2015 Calendar Year

 GRI received CMRT responses from approximately 72% of its suppliers.  Because GRI did not achieve a 100% response rate in its survey of manufacturers, and because of the incomplete nature of some of the responses, GRI was not able to reach a reportable conclusion as to the source of any potential Conflict Materials.

Steps GRI Intends to Take

 The due diligence process discussed above is an on-going process.  As GRI continues to conduct due diligence on its products, it will continue to refine procedures to meet the goals and adhere to values regarding products containing 3TG minerals.  This may include some or all of the following:

Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals;

Adopt the process described in this Report as an on-going process for all new or acquired products;

Provide educational materials to our employees who are involved with 3TG on the supplier side of our business;

Continue to provide educational materials to our suppliers about our reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals; and

Continue to attempt to validate supplier responses using information collected via independent conflict-free smelter validation programs, such as the CFSP.

Forward-Looking Statements
--------------------------

 Statements in this Conflict Minerals Report, which express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the heading "Steps GRI Intends to Take" in this Report.  These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers' requirements to use certain suppliers, our suppliers' responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our Conflict Minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed.  We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.